SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For further information, contact:
---------------------------------
      Luciana Paulo Ferreira
      CSN - Investor Relations
      021 2586 1442
      luferreira@csn.com.br
      www.csn.com.br

     CSN ANNOUNCES RECORD OPERATIONAL RESULTS FOR THE THIRD QUARTER OF 2002

(Rio de Janeiro,  Brazil,  November 13, 2002) - Companhia  Siderurgica  Nacional
(CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for the quarter and nine-month period ended September 30, 2002. The Company's  unaudited results are  presented  according to the  Brazilian  GAAP  Corporate Law and are stated in Brazilian  Reais (R$).  The quarterly  figures below pertain mostly to
the  Company's  unconsolidated  results  and  all  comparisons,   unless  stated
otherwise,  are related to the same period of 2001. On September  30, 2002,  one
U.S. Dollar (US$) was equivalent to R$3.8949.

Highlights

o    Operating  Income  before  financial  and equity  results grew 56% to R$895 million in the  nine-month  period ended  September  30,  2002,  reflecting higher sales volume,  greater  proportion of exports,  higher prices in the external market and lower cost of goods sold, on a per tonne basis.

o    Sales  volume in the third  quarter  2002  totaled  1.2  million  tonnes of finished  products  and slabs,  44% higher than in 2001.  In the first nine months of 2002,  sales volume totaled 3.5 million  tonnes,  25% higher than the same period of 2001.  Exports as a percentage of total sales  increased to 39% in the third quarter, reaching 31% in the first nine months of 2002, increases  of 18  percentage  points over the same  periods of 2001.  These variations  are a result of the  Company's  recent  strategy  to redirect a higher  percentage  of its  sales to  exports,  making  the most of  higher international  prices and exchange rate  devaluation,  providing a hedge to its foreign currency debt.  Moreover,  2001 sales volumes had been affected by Blast Furnace # 3 (BF#3) and Hot Strip Mill # 2 (HSM#2) revampings.

o    Net  revenues  grew by 64% in the third  quarter  of 2002,  totaling  R$1.2 billion and export revenues,  denominated in dollars,  rose from 10% to 39%
     of total  sales  revenues  in the third  quarter.  The growth in the export market is explained by the higher volume and by the 14% increase in average prices (in spite of the fact that slabs  accounted  for 22%).  In the first nine months of the year, net sales grew by 30%, totaling R$3.1 billion.

o    The strong operating performance contributed to EBITDA (Gross Profit - SG&A
     Expenses + Depreciation and Depletion),  of R$579 million, 148% higher than in 3Q01,  with an EBITDA margin of 49.3%.  Reflecting  the growing trend in
     EBITDA  due to higher  exports,  September  amount was more than 41% of the total recorded in the 3rd quarter. In the first nine months of 2002, EBITDA was 54% higher, totaling R$1,367 million, with a 44% margin over net sales.
     Consolidated  EBITDA totaled R$1,339 million.  The drop in the consolidated figures is caused by a  non-recurring  event.  In the 3rd quarter 2002, CSN
     Energia recorded R$86 million in a provision for doubtful  accounts related to the  effects  of Ruling  288/2002  from the  Brazilian  electric  energy regulatory agency - Aneel - which regulated energy transmissal  between the
     South and  Southeastern  regions during the energy  shortage.  CSN believes that this  receivables  are higher than the current  recorded and that they should be financially  liquidated.

o    In September 30, 2002, CSN's net debt position was US$1.4 billion, a US$0.7 billion reduction  compared to December 2001. This reduction is a result of a US$240 million drop in gross debt to US$2.2 billion at September 30, 2002 and a US$457 million  increase in cash, which amounted to US$747 million at the same date.  The higher cash position  comes from the  Company's  strong cash generation, as well as from gains on hedging instruments.

     Besides U.S.  dollar  investments  of US$77 million in cash,  CSN maintains exchange rate hedging instruments,  in swaps and options, in the amounts of
     US$1.5  billion and US$0.6  billion  (protected  up to an exchange  rate of
     R$3.075=US$1),  respectively.  Thus  considering  the  average  assets  and liabilities  denominated  in dollars,  the Company has a net exchange  rate exposure of  approximately  US$300  million,  compatible with the long-term debt denominated in foreign currency, comprised mainly of: a US$275 million obligation  with BNDES due in July 2011,  US$79 million in Euronotes due in
     June 2007, US$58 million in bilateral  contracts due in December 2006 and a
     US$49 million under a loan related to the revamping of BF#3, due in October
     2011.

o    Despite  the  record  operating  performance,  CSN had net  losses of R$169 million  (R$2.36 per ADR) in 3Q02 and R$577 million (R$8.04 per ADR) in the nine-month period. The deferral of exchange-related losses incurred in 2001 explains most of the  variation  between the net income of R$427 million of the first nine months of 2001 and the loss in the same period in 2002. That was because the deferral started as of September 2001, which  represented a
     R$1.5 billion  revenue in that month;  besides,  the  amortization  of that deferral was R$168 million higher in 2002. On a consolidated basis, CSN had a net loss of R$574  million,  compared to a net income of R$425 million in the first nine months of 2001.

Production and Production Costs

In 3Q02, production output totaled 1.3 million tonnes - a 45% growth compared to
3Q01, due to the revamping of BF#3 that began in May 2001,  which reduced output to 0.9 million  tonnes in 3Q01.  For the first nine months of 2002,  crude steel output  totaled  3.8  million  tonnes,  37% higher than the same period in 2001, while rolled steel production grew 13% to 3.4 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly  differs from inventory  deposits due to normal process losses).

Production  costs in 3Q02 and in the first  nine  months of 2002 were lower on a per-tonne  basis,  although  affected by the the higher average dollar  exchange rate, which was 23% and 17% higher than in 3Q01 and Jan-Sep 2001,  respectively.
The  higher  productivity  in 2002 led to a  greater  dilution  of fixed  costs, contributing  to  the  lower  costs  on a per  tonne  basis.  In  addition,  the consumption of outsourced  slabs,  during the revamping of BF#3,  contributed to cost increases in 2001.

Total production costs maintained their relative proportions, with the exception of raw materials costs (due to the consumption of outsourced  slabs in 2001) and depreciation.  The major investment projects completed in 2001 (the revamping of
BF#3 and HSM#2)  contributed to a R$53 million  increase in  depreciation in the nine months of 2002.

Sales

Sales volume of finished  products  and slabs  totaled 1.2 million  tonnes,  44%
higher than in 3Q01.  This amount  includes  97,000 tonnes of exported slabs. In the first nine months of 2002,  sales  volume  totaled 3.5 million  tonnes,  25%
higher than in 2001 with 425,000 tonnes of exported slabs.

The domestic market  accounted for 61% of total sales volume in 2Q02 compared to
90% in the same period of 2001. In the first nine months of 2002, domestic sales volume  accounted  for 69% of  total  sales,  compared  to 87% in  2001.  Due to increasing international prices and dollar appreciation,  the Company decided to boost its exports,  aiming at generating a continuous dollar denominated revenue flow.

Higher  value-added  galvanized steel and tin mill products accounted for 35% of total sales volume in the first nine months of 2002,  compared to 44% last year, when the Company did not sell slabs and reduced its hot rolled  coils' sales due to the  modernization of HSM#2.  Considering only finished  products  (excluding slab sales,  which accounted for 13% of sales volume in the first nine months of
2002), coated steel products accounted for 40% of total sales volume.

CSN’s  consolidated sales volume was 3.7 million tonnes in the first nine months of 2002,  compared  to 2.9  million  tonnes  last year.  The 118  thousand-tonne difference  when compared to Parent  Company's  sales volume is basically due to the realization of inventory in subsidiaries. In 2002, coated products accounted for 38% of  total  sales  volume  in 2002  (43%,  excluding  slab  sales).  This difference  in  sales  mix is  mainly  attributable  to the  sale of  galvanized products by CISA and GalvaSud,  the latter utilizing cold rolled steel purchased from CSN.

Operating Results

-    Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 64% to R$1.2 billion in 3Q02. The 44% higher sales volume and the 10% and 14% higher average  prices in the domestic and external  market, respectively,  were  responsible  for this  increase.  Higher average prices are related to price  increases  implemented in the domestic market at the beginning of this year (9% in average) and last  September  (10% in average) and to higher average prices in the  international  market and the impact the real devaluation on export sales. Domestic sales accounted for 61% of total sales volume compared to 90% in 2001.

In the first nine months of 2002, net revenues totaled R$3.1 billion, 30% higher than in the previous  year,  with  domestic  sales  accounting  for 74% of total revenues  compared to 88% in 9M01. This  improvement was due to 25% higher sales volume  and 8% higher  average  prices in the  domestic  market,  as well as the recovery in  international  prices and the  reflection of the weaker real in the export sales.  Consolidated net revenues totaled R$3.5 billion in the first nine months of 2002,  19%  higher  than in the same  period of 2001.  The  difference between Parent Company and Consolidated  figures is due, in part, to the sale of surplus  energy in the amount of R$88  million  through  CSN's  subsidiary - CSN
Energia and to the sales of Inal, CISA and GalvaSud,  which are dedicated to the sale of higher value added products, using products supplied by CSN.

In 3Q02,  cost of goods sold  (COGS) was 19%  higher,  totaling  R$588  million.
Higher  sales  volume and the impact of the higher  exchange  rate were the main reasons behind this increase.  Higher depreciation also added R$34 million,  but on a per tonne basis,  the cost of steel  products was 19% lower.  For the first nine months of 2002, COGS totaled R$1,766 million,  14% higher than the previous year,  due to higher  sales  volume and an increase in  depreciation  during the period, but COGS on a per tonne basis, dropped 9%. Consolidated COGS was R$1,952 million, 15% higher than in 9M01.

The gross  margin  expansion  to 49.9% in 3Q02  compared to 30.9% in 3Q01 is due mainly to higher selling  prices,  to a better market mix and to lower per tonne production  costs. In the first nine months of 2002,  gross margin was 43.3%, or
7.6 percentage points higher than in 9M01. Consolidated gross margin was in line with that of the Parent Company, at 43.7%.

-    SG&A expenses

In 3Q02 SG&A expenses, without depreciation, totaled R$125 million, R$52 million higher than in 3Q01. The main reasons for this increase were R$14 million higher handling expenses (freight and insurance), a function of higher export volume in this  quarter,  R$8 million in labor  expenses  due to  dismissals  related to a restructuring in Volta Redonda steel mill, a R$7 million  provision for doubtful accounts and the transfer of the R$13 million  provision for the profit  sharing program in 2002 to administrative  expenses,  which in 2001 had been included in other operating income/expenses.
In the first nine months of 2002,  SG&A  expenses  totaled  R$339  million,  53%
higher  (or  R$117  million)  than in the same  period in 2001,  mainly  for the reasons mentioned above, R$32 million of which was related to handling expenses,
R$31 million to the inclusion of profit  sharing  provisions in the SG&A line of the  income  statement  and R$32  million to the  adjustment  to  provision  for doubtful accounts in 2001.

-    EBITDA

EBITDA  in  3Q02  was  148%  higher,   totaling  R$579  million.  EBITDA  margin
(EBITDA/Net  revenues) was 49.3%,  17 percentage  points higher than in 3Q01. In the first nine months of 2002,  EBITDA totaled R$1,367 million,  54% higher than the same period in 2001,  with an EBITDA  margin of 43.9%,  among the highest in the world for a steel  company.  Such  increases  are  related  to the growth of income/gross margin explained above.

Consolidated EBITDA also grew by 13% and reached R$1,339 million, with an EBITDA margin of 38.6%. Surplus energy sales, which in the first half of 2001 generated a 78% EBITDA margin,  presented  negative EBITDA in 2002, due to a provision for doubtful accounts as already explained.

-    Other operating income (expenses)

In 3Q02,  the Company  recorded  net revenue of R$3 million,  compared  with R$4 million of other  operating  expenses,  net recorded in 3Q01.  In the first nine months of 2002,  there was a R$52 million  increase in such net expenses to R$89 million from R$37  million,  due mainly to a provision to recognize the unfunded pension  liability  in CBS (CSN's  Pension  Fund),  which  began  last  January, according to CVM Rule  371/2000 in the amount of R$40 million and to  provisions for contingencies.

-    Net financial results

With the recent  appreciation  of the U.S.  dollar,  the policy to protect  U.S.
dollar   denominated   liabilities   has   resulted  in  lowering  the  exchange
rate-related  impact on CSN's financial  result. In 3Q02 alone, swap and options contracts  amounted to US$1.4 billion and US$0.6 billion,  respectively and were the main driver for the  increase in financial  income of R$1.2  billion in this quarter and of R$1.8 billion in the first nine months of 2002.

On the other hand,  the greater  exchange  rate  variation in 2002 (see Exchange
Rate  table)   negatively   impacted  the  lines  of   financial   expenses  and
monetary/exchange variation. CSN recorded financial expenses of R$324 million in
3Q02 and R$707  million in 9M02. Provisions for taxes on  financial  income  are included in that amount and were substantially higher due  to  the  increase  of that income.  The line of  net  monetary/exchange  variations  though  was  also impacted by the amortization of the 2001 and 1999 exchange  rate  deferrals,  in the amount of R$82  million  and R$287  million,  during  3Q02  and  first  nine months of 2002, respectively.

The average cost of CSN's consolidated gross debt is stable around 6%, in dollar terms,  while  the real  cost of debt as per net  financial  income  (expenses), including  hedging  contracts,  is  approximately  equal  to the  Brazilian  CDI
(Interbank Loan Rate).

Exchange  Rate Impact  Deferral:  CSN  amortized a total amount of R$557 million during the first nine  months of 2002.  In relation  to the 2001  exchange  rate deferral,  in the first nine months of 2002,  the  Company  amortized a total of
R$473  million,  leaving a balance of R$272  million to be amortized by 2004, of which R$39 million will be  amortized in the fourth  quarter of 2002.  Regarding the 1999 exchange rate deferral,  amortization  expenses totaled R$84 million in the first nine months of 2002, and the outstanding  balance of R$23 million will be fully amortized by the end of this year.

-    Equity in results of subsidiaries

Equity in results  of  subsidiaries  totaled  R$575  million in 3Q02,  and R$880 million for the first nine  months of 2002.  The  increase of R$220  million and
R$408 million, respectively,  were due mainly to the gain, in reais, in offshore affiliated companies, which have assets denominated in U.S. dollars. This effect was  partially  offset  by an  adjustment  in the  revenue  provision  from  the
Wholesale Energy Market (MAE), in the amount of R$56 million (after taxes),  due to a Ruling from Aneel, as already explained.

-    Income Tax and Social Contribution

In the third quarter of 2002,  CSN recorded  income tax and social  contribution credits totaling R$415 million.  The difference of R$834 million compared to the same period in 2001 is due to the higher  pre-tax  loss  recorded in the period.
For the same  reason,  in the first nine months of 2002,  CSN recorded an income tax credit of R$745 million, a difference of R$870 million compared to 9M01.

-    Net Loss

Net loss in the third  quarter of 2002 for the Parent  Company was R$169 million
(R$2.36 per ADR). For the first nine months of 2002, net loss was R$577 million,
(R$8.04  per  ADR).  Consolidated  figures  were  very  close  to the  parent's, recording a net loss of R$574 million.

Consolidated Net Debt

In the first nine months of 2002,  CSN's  consolidated net debt was reduced from
US$2.1 billion to US$1.4 billion,  due to cash generation and gains from hedging operations. On September 30, 2002 cash and cash equivalents were US$747 million.
In  October  2002,  the  Company  paid US$90  million  of the US$140  million US
Commercial Paper,  having succeeded in renegotiating a 47 day  postponement,  at the original  terms.  During this  period,  CSN will be  renegotiating  with its creditors a pre-export facility.

Capital Expenditures

In 9M02,  total CAPEX was R$231  million,  with R$38 million being  allocated to environmental  projects,  R$24 million in residual payments for the revamping of
BF#3  and  HSM#2  and  R$169  million  toward  other  projects  related  to  the maintenance  of the Volta  Redonda  mill.  Compared  to the first nine months of
2001,  investments  were R$462 million  lower,  due to the revamping of BF#3 and
HSM#2 in 2001.

Recent Events

o    On September  26, 2002,  an  Extraordinary  General  Shareholders'  Meeting
     approved  the  proposal to acquire  Cia.  Metalic do  Nordeste  for R$108.5 million,  adjusted by the IGP-M inflation index since July 1, 2002 plus 12%
     per year, to be paid in 12 consecutive monthly installments.

o    In October,  Fernando Perrone resigned from his position as CSN's Executive
     Officer -  Infrastructure  & Energy to be  devoted  only to CSN's  Board of
     Directors,  to  which  he was  elected  in  September  26,  2002.  Benjamin
     Steinbruch, CSN's CEO, is performing the duties of this position.

o    Jose Marcos Treiger,  CSN's former Investor  Relations General Manager left the Company on October 11, 2002, after more than 6 years of dedication,  to assume new challenges out of Rio de Janeiro. So far, his position is vacant and the department  continues to be  represented by its Executive  Officer,
     Antonio Mary Ulrich.

o    CSN announced  today its decision of not proceeding with the combination of its assets with Corus Group plc, as  announced  last July 17. The  decision was  driven  by  difficulties  and  uncertainties  in the  global  economic scenario and the international financial markets identified by the Board of
     Corus  Group plc.  CSN has shown  trough the  constant  improvement  of its operational  results and through its debt reduction that it has managed its operations towards the continuous  enhancement of its competitiveness.  The
     Company will  continue to seek growth  opportunities  in the steel  market, according to its internationalization strategy.

Companhia Siderurgica Nacional,  located in the state of Rio de Janeiro, Brazil, is a steel complex  integrated by investments in  infrastructure  and logistics, that combines in its operation captive mines, an integrated steel mill,  service centers,  ports  and  railways.  With a  total  annual  production  capacity  of
5,400,000  tonnes of crude steel and gross revenues of R$4.0 billion reported in
2001,  CSN is also the only  tin-plate  producer  in Brazil  and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future.
They include future results that may be implied by historical results,  exchange rate  deferrals,  the acquisition of Metalic,  the receivables  from the sale of energy and the  adoption  of  financial  charges  for this  receivables.  Actual results,  performance or events may differ  materially  from those  expressed or implied by the forward-looking  statements, as a result of several factors, such as general and economic conditions in Brazil and other countries,  interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits  denominated in foreign  currencies,  protectionist  measures in the US,
Brazil and other countries,  the outcome of Brazil's  elections in October 2002, changes in laws and  regulations and general  competitive  factors (on a global, regional or national basis)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13th, 2002

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Antonio Mary Ulrich
Antonio Mary Ulrich Executive Officer for Investor Relations